Dilmax Corp.

1659 Donovalska St., Suite 32, Prague, Czech Republic 14800 Tel. (702) 430-6148

August 8, 2011

Mr. Brandon Hill

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Dilmax Corp.

       Registration Statement on Form S-1

       Filed July 13, 2011

       File No. 333-175525

Dear Mr. Hill:

Further to your letter dated August 4, 2011, concerning the deficiencies in our registration statement on Form S-1 filed on July 13, 2011, we provide the following responses:

General

1. We note that you do not anticipate beginning operations until after you raise a minimum of $37,500. We also note the simplicity of your business plan. In light of these factors, tell us why Rule 419 should not apply to your offering.

Response:  Rule 419 should not apply to our offering because:

- The company has its own specific operational business plan;

- To date, the company has taken substantive steps in furtherance of the business plan including executing DJ Service Agreement with DJ Namornik;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus:

Dilmax Corp. is not a Blank Check company. Its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity. We have no plans or intentions to be acquired by an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management.

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1. Confirm through disclosure that the company has no current plans to merge with another operating company.

Response:  In response to this comment we have confirmed on the cover page and through disclosure (page 5, page 14 and page 17) that the company has no current plans to merge with another operating company.

2. We note that your company has nominal operations and assets. Therefore, it appears that your company should be considered a “shell company” as defined in Rule 405 of Regulation C. Please identify your company as a shell company on your prospectus cover page and describe in the body of your prospectus the restrictions (e.g. unavailability of Rule 144) imposed on such companies.

Response:  In response to this comment we have identified our company as a shell company on our prospectus cover page and describe on page 23 of our prospectus the restrictions imposed on such companies.

Cover page:

Dilmax Corp. is currently considered a “shell company” within the meaning of Rule 405 of Regulation C, in that we currently have nominal operations and nominal assets other than cash. Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.

Page 23:

Future sales by existing stockholders

     Upon the date of this prospectus, a total of 2,700,000 shares of common stock are issued and outstanding, all of which are owned by our sole officers and director. All these shares are restricted securities, as defined in Rule 144 under the Securities Act, and are subject to the resale provisions of Rule 144.  That rule is a so-called "safe harbor" rule which, if complied with, should eliminate any questions as to whether or not a person selling restricted shares has acted as an underwriter. However, since we are considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, in that we currently have nominal operations and nominal assets other than cash, these 2,700,000 shares cannot be sold under Rule 144 until and unless the requirements of Rule 144(i) are satisfied. Pursuant to the requirements of Rule 144(i), once we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and disclose that we are no longer a shell company, we must file all reports and other materials required to be filed by such sections for 12 months and we have filed current "Form 10 information" with the SEC, then these 2,700,000 shares may be sold under Rule 144 after one year has elapsed from the date that we filed "Form 10 information". The term "Form 10 information" means the prospectus type information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Accordingly, the ability of the current holders of our common stock to re-sell their shares is limited by applicable regulations.

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3. Revise your disclosure throughout to make clear that whether you intend to sell music produced by third parties through your site. If you do, revise your disclosure to discuss the licensing requirements, including costs.

Response:  In response to this comment we have revised our disclosure throughout the prospectus (page 5, page 15 and page 17) to make clear that we do not intend to sell music produced by third parties through our website.

Prospectus Summary, page 5

4. We note your disclosure that you expect that you will need to raise a minimum of $37,500 to operate for 12 months following this offering. Please expand your disclosure to clarify when you expect your operations to begin to generate revenues. Please disclose the level of revenues you expect to generate and whether you expect your revenues will exceed your costs.

Response:  In response to this comment we have expended our disclosure to clarify when we expect our operations to begin to generate revenues. We have also disclosed the level of revenues we expect to generate.

We expect our operations to begin to generate revenues during months 6-12 after completion of this offering. At the beginning the revenues will be insignificant but we believe that once we start our marketing campaign it will gradually rise. By the end of the 12-month period after completion our offering we expect the revenues will be approximately $1,000 a month. We believe that it will continue rising and will be more than $1,000 a month in the following months therefore our revenues will exceed costs. However, there is now assurance that we will generate any revenue in the first 12 months after completion our offering or ever generate any revenue.

5. We note that the shares in this offering will be sold on a best efforts basis, and your founder currently holds all outstanding shares of the company. Therefore, a public market for your securities does not appear likely. Expand your disclosure to discuss in greater detail why the company is publicly offering its shares.

Response:  In response to this comment we have expended our disclosure to discuss in greater detail why the company is publicly offering its shares.

The company is publicly offering its shares to raise funds in order for our business to develop its operations and increase its likelihood of commercial success.

Risk Factors, page 6

We are solely depended on the funds to be raised in this offering…, page 6

6. We note your statement that you had cash in the amount of $3,100 and liabilities of $600 as of May 31, 2011. In your Summary Financial Information, however, you disclose that you had $2,871 in cash at May 31, 2011. Please reconcile.

Response:  In response to this comment we have reconciled this risk factor.

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We face competition from other online stores selling workout music, page 7

7. Expand this risk factor to discuss other sources of potential competition (e.g. terrestrial and satellite radio).

Response:  In response to this comment we have expanded this risk factor to discuss other sources of potential competition:

WE FACE COMPETITION FROM OTHER ONLINE STORES AND TRADITIONAL MUSIC STORES SELLING WORKOUT MUSIC AS WELL AS FROM TERRESTRIAL AND SATELLITE RADIO.

We will face competition from other companies with similar product offerings. Many of these companies have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than us. Many of these companies also have more extensive customer bases, broader customer relationships and broader industry alliances than us, including relationships with many of our potential customers. Increased competition from any of these sources could result in our failure to achieve and maintain an adequate level of customers and market share to support the cost of our operations.

We are selling this offering without an underwriter…, page 10

8. We note your disclosure that unless Mr. Kupert sells “all of the shares” you may have to seek alternative financing to implement your business plan. We note that on page 5 you disclose that you need a minimum of $37,500 to operate your business for the next twelve months. Please clarify whether $37,500 is sufficient to execute on your business plan over the next twelve months or whether you need additional financing to implement your business plan.

Response:  In response to this comment we have clarified that $37,500 is sufficient to execute on our business plan over the next twelve months.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell our shares through our President, who will receive no commissions. There is no guarantee that he will be able to sell any of the shares. Unless he is successful in selling at least half of the shares and we receive the proceeds in the amount of $37,500 from this offering, we may have to seek alternative financing to implement our business plan.

Description of Business, page 17

Marketing, page 18

9. We note your disclosure that your sole officer and director will be responsible for marketing your workout music. Please clarify whether Mr. Kupert has any experience marketing workout music or any other goods online. To the extent, Mr. Kupert does not have any experience related to online marketing and/or workout music marketing, please provide risk factor disclosure regarding his lack of experience.

Response:  In response to this comment we have provided risk factor disclosure regarding Mr. Kupert’s lack of experience related to online marketing and workout music marketing:

BECAUSE OUR SOLE OFFICER AND DIRECTORS HAS NO EXPERIENCE IN ONLINE MARKETING AND WORKOUT MUSIC MARKETING, OUR BUSINESS HAS A HIGH RISK OF FAILURE.

Our sole officers and director has no professional training or experience in online marketing and workout music marketing. Mr. Kupert’s lack of experience will hinder our ability to start selling our workout music and earn revenue.  Consequently our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

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10. We note that your management and contracted DJ are located in Europe. Clarify whether you will be targeting consumers in your home countries and/or abroad.

Response:  In response to this comment we have clarified that we will be targeting consumers in Europe as well as around the world.

Contracts, page 19

11. Please disclose whether you have made the Advance payment to DJ Namornik. If so, please provide the date of such payment and the deadline for him to deliver the required tracks. In addition, please disclose whether DJ Namornik has any experience producing commercial workout music.

Response:  In response to this comment we disclosed that we have not made the Advance payment to DJ Namornik yet.

Please direct any further comments or questions you may have to us at dilmaxcorp@gmail.com or to the company's legal counsel Mr. Thomas E. Stepp, Jr. at:

Stepp Law Corporation
15707 Rockfield Boulevard, Suite 101
Irvine, California 92618

Tel. (949) 660-9700 ext. 124

Fax.  (949) 660-9010

Thank you.

Sincerely,

/S/ Konstantin Kupert

Konstantin Kupert, President

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